EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30, 2006	For the Year Ended December 31,
(Unaudited; in thousands, except ratios)		2005	2004	2003	2002	2001
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$310,412	$652,049	$696,254	$740,854	$621,497	$430,010
Add: Minority interest losses (income) in consolidated subsidiaries	396	142	(93)	345	126	170
Add:
Interest expense	53,840	76,490	77,764	80,577	113,897	155,132
Appropriate portion of rents (a)	17,835	20,475	18,831	16,627	16,615	14,923

Earnings available for fixed charges	$382,483	$749,156	$792,756	$838,403	$752,135	$600,235

Fixed Charges:
Interest expense	$53,840	$76,490	$77,764	$80,577	$113,897	$155,132
Capitalized interest	—	—	—	—	43	6
Appropriate portion of rents (a)	17,835	20,475	18,831	16,627	16,615	14,923

Fixed charges	$71,675	$96,965	$96,595	$97,204	$130,555	$170,061

Ratio of earnings to fixed charges	5.34X	7.73X	8.21X	8.63X	5.76X	3.53X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is one-third of total rental expense.